2200 Ross Avenue
Suite 2300
Dallas, TX 75201-2139

2200 Ross Avenue
Suite 2300
Dallas, TX 75201-2139

Aaron C. Hendricson	Direct Dial: 214-922-3412	Email: aaron.hendricson@alston.com

July 24, 2019
VIA UPS NEXT-DAY AIR DELIVERY

Ms. Sonia Gupta Barros Assistant Director Office of Real Estate and Commodities Division of Corporation Finance U.S. Securities and Exchange Commission Mail Stop 3233 100 F Street Washington, DC 20549

Re:	Hartman Short Term Income Properties XX, Inc. Amendment No. 3 to Registration Statement on Form S-4 Filed November 14, 2018 File No. 333-221930
Dear Ms. Barros:
This letter sets forth the response of our client, Hartman Short Term Income Properties XX, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated December 11, 2018 regarding Amendment No. 3 to the Issuer’s Registration Statement on Form S-4 (the “Registration Statement”). On July 12, 2019, the Issuer filed Amendment No. 4 to the Registration Statement with the Commission (“Amendment No. 4”). Unless otherwise noted, all page number references included in the responses set forth below refer to the page numbers of Amendment No. 4.

FORM S-4/A FILED ON NOVEMBER 14, 2018
General

1.	Comment: In your next amendment, please update your historical and pro-forma financial information in accordance with Rule 8-08 of Regulation S-X.

Response: The historical and pro forma financial information have been updated as requested.

Management's Discussion and Analysis ... , page 112

Quantitative and Qualitative Disclosures about Market Risk, page 124

Alston & Bird LLP                                      www.alston.com
____________________________________________________________________________________________________________________________
Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

Ms. Sonia Gupta Barros
July 24, 2019

2.
Comment: We note the disclosure that some of the credit facilities described in this section have maturity dates that have expired. Please update the disclosure to describe if HARTMAN XX is currently in default under these agreements or if additional extensions have been obtained.

Response: The disclosure on pages 130 and 131 has been revised to reflect the Issuer’s debt outstanding as of March 31, 2019. The Issuer is not currently in default under any of the agreements related to its outstanding debt as of March 31, 2019. The disclosure on pages 144 and 158 (regarding Hartman XIX and HI-REIT, respectively) have also been revised to reflect the debt outstanding as of March 31, 2019.

The Combined Company, page 168

The SASB Loan, page 173

3.	Comment: Please revise your disclosure to disclose how the contribution of properties from each of the merging entities to Hartman SPE, LLC impacts your determination of the accounting acquirer.

Response: The determination that the Issuer is the accounting acquirer is unchanged as a result of the formation of Hartman SPE, LLC.

In the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2018, Hartman SPE, LLC is included in the consolidated financial statements of the Issuer based upon the Issuer’s determination that Hartman SPE, LLC is a variable interest entity and meets the requirements for consolidation set forth in FASB Accounting Standards Codification (ASC) 810 – Consolidations.

4.
Comment: Please tell us how you considered giving pro forma effect to the contribution of properties by each of the merging entities to Hartman SPE, LLC, and to the mortgage loan obtained by Hartman SPE, LLC.

Response: The formation of Hartman SPE, LLC resulted in a pre-merger combination of substantially of the real estate properties owned by the respective merger parties. The contributed properties were valued at their fair market values based on appraisals performed in conjunction with the SASB loan. Each of the merging parties received their respective membership interest in Hartman SPE, LLC on a prorated basis, in relation to the net asset value (i.e., fair market value less indebtedness) of the properties contributed by each company.

5.	Comment: We note the number of properties contributed to Hartman SPE, LLC by Hartman XX and HI-REIT are inconsistent throughout the document. Please revise in your next amendment.

Response: The number of properties contributed to Hartman SPE, LLC by Hartman XX and HI-REIT has been revised as necessary throughout the Registration Statement.

The Merger Agreements, page 237

Ms. Sonia Gupta Barros
July 24, 2019

Merger Consideration, page 238

6.
Comment: It appears that the relative net asset valuations for the merging entities utilized to determine the merger exchange ratios are based on appraisals of the NAV of the shares of each entity as of December 31, 2016. Please clarify if this is the case. To the extent the exchange ratios are based on the December 31, 2016 appraisal values, please revise your filing to clarify this point, and to also clearly disclose that more recent appraisals obtained in September or October 2018 for the properties contributed to Hartman SPE, LLC, or obtained in March 2018 for the properties not contributed to Hartman SPE, LLC, were not utilized in determining the exchange ratios.

Response: The Issuer confirms that the relative net asset valuations for the merging entities utilized to determine the merger exchange ratios was based on appraisals of the NAV of the shares of each merger entity as of December 31, 2016. The Issuer will include disclosure confirming the foregoing in the next pre-effective amendment to the Registration Statement.

The Issuer confirms that the most recent appraisals of properties obtained in August and September 2018 in connection with the formation and financing of Hartman SPE, LLC, were not utilized in determining or amending the merger exchange ratios. The Issuer will include disclosure confirming the foregoing in the next pre-effective amendment to the Registration Statement.

Hartman Short Term Income Properties XIX, Inc. and Subsidiaries

Consolidated Statements of Operations, App II-3

7.
Comment: We note your response to our prior comment 5. However, it appears that net income is not adjusted for preferred stock dividends on the face of Hartman XIX's income statement for the three and six months ended June 30, 2018 and 2017, which is inconsistent with the accounting treatment presented on the face of Hartman XIX's income statement for the years ended December 31, 2017 and 2016. Please revise to adjust net income for preferred stock dividends on the face of Hartman XIX's income statement for each period presented. Reference is made to ASC 260-10-45-11.

Response: This revision was inadvertently omitted from Amendment No. 4. In the next pre-effective amendment to the Registration Statement filed with the Commission, the presentation of Hartman XIX net income for the three months ended March 31, 2019 and for the year ended December 31, 2018 will be revised to be consistent with the accounting treatment presented on the face of the Hartman XIX income statement for the years ended December 31, 2017 and 2016.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, App IV-4

8.
Comment: We note that you have recorded the values of the real estate assets of Hartman XIX and HI-REIT at fair value, based on an August 2018 valuation. Please provide additional details about the valuation of these assets, including whether or not this valuation was performed by a third party, the methodologies used to determine values, and any significant estimates or assumptions made.

Ms. Sonia Gupta Barros
July 24, 2019

Response: The real estate fair value for Hartman XIX’s and HI-REIT’s real estate assets is the appraisal value for such assets as set forth in the third-party appraisal reports engaged by the lender in connection with the SASB loan. Each of the appraisal reports was prepared by licensed appraisers employed by Colliers International Valuation and Advisor Services and were developed and prepared in conformity with the Uniform Standards of Professional Appraisal Practice and the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.

Each of the 39 properties were valued using the Income Approach (Discounted Cash Flow Analysis and Direct Capitalization) and the Sales Comparison Approach. These values were then reconciled to arrive at a final opinion of market value.

The appraisals generally made the assumptions that the properties were not encumbered by any detrimental easements and/or encroachments, that the County Assessor’s records with respect to improved square footage are correct, and that the non-inspected areas of the properties were in similar condition to the units inspected by the appraiser.

Exhibit Index

9.	Comment: Please provide an active hyperlink directly to each exhibit incorporated by reference. See Item 60l(a)(2) of Regulation S-K.

Response: Active hyperlinks for each of the exhibits incorporated by reference have been added.

Please contact me if you should need additional information or should have questions.
Sincerely,

/s/ Aaron C. Hendricson

Aaron C. Hendricson

cc:	Mr. Allen R. Hartman, Hartman Short Term Income Properties XX, Inc.